EXHIBIT 10.11

CONSULTING AGREEMENT

This Agreement effective this 26th day of January 2021 (the “Effective Date”) by and between Leonard Tucker, LLC., acting as an independent contractor to the Company (“Consultant”), and Digital Development Partners, Inc. (the “Company”)

1. Background. The Company desires to retain the services of Consultant to provide primarily general business advice on current standard practices and trends in Consultant’s area of expertise and from time-to-time in a consulting capacity with respect to certain activities or specific projects as described in this Agreement, and Consultant is willing so to act.

2. Description of Services. Company hereby retains Consultant as a Consultant to the Company, and Consultant shall be engaged by the Company as a Consultant for the exchange of strategic and business development ideas. Consultant’s relationship with the Company shall be that of an independent contractor and not that of an employee. Accordingly, Consultant shall not be eligible for any employee benefits, nor will the Company make deductions from payments made to Consultant for taxes, which shall be solely Consultant’s responsibility. Consultant shall have no authority to enter contracts which bind the Company or create obligations on the part of the Company. None of the Services are in connection with any capital raising transaction or with directly or indirectly promoting or maintaining a market for the securities of the Company. The consideration to be paid shall be payment towards said exchange of strategic and business development ideas.

3. Term and Expiration. This Agreement shall become effective as of the Effective Date and shall remain in effect for one (1) month (“initial term”). If the Consultant and/or Company do not provide the other party with ten (10) days written notice of termination prior to the completion of the Initial term, the Agreement shall automatically extend for additional one (1) month terms. Termination shall not affect the Consultant’s continuing obligations to the Company under Section 5 and 6.

4. Consideration. As full consideration for the Services provided and to be provided by Consultant hereunder, the Company shall compensate Consultant $10,000 and 50,000 shares of restricted Company common stock per month subject to the applicable conditions of Rule 144 commencing upon execution this Agreement. The shares shall be duly authorized and, when issued and delivered by the Company to the Consultant shall be duly and validly issued, fully paid and non-assessable.

5. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

6. No Conflict. Consultant represents that Consultant’s performance of all the terms of this Agreement and that Consultant’s retention as a Consultant by the Company does not and will not breach any agreement to keep in confidence any proprietary information acquired by Consultant in confidence prior to Consultant’s retention as an Consultant by the Company. Consultant has not entered into, and agrees Consultant will not enter into, any agreement, either written or oral, in conflict with the foregoing sentence. Consultant understands as part of the consideration for the offer to retain Consultant as a Consultant, and of Consultant’s retention as a Consultant by the Company, that Consultant has not brought and will not bring with Consultant to the Company or use in the performance of Consultant’s responsibilities at the Company any equipment, supplies, facility or trade secret information of any current or former employer which are not generally available to the public. Consultant also understands that, in Consultant’s retention as a Consultant with the Company, Consultant is not to breach any obligation of confidentiality that Consultant has to others, and Consultant agrees that Consultant shall fulfill all such obligations during Consultant’s retention as an Consultant with the Company.

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7. Mediation and Arbitration. Any dispute arising under this Agreement shall be resolved through a mediation - arbitration approach. The parties agree to select a mutually agreeable, neutral third party to help them mediate any dispute that arises under the terms of this Agreement. Costs and fees associated with the mediation shall be shared equally by the parties. If the mediation is unsuccessful, the parties agree that the dispute shall be decided by a single arbitrator by binding arbitration under the rules of the American Arbitration Association in Palm Beach County, Florida. The decision of the arbitrator shall be final and binding on the parties and may be entered and enforced in any court of competent jurisdiction by either party. The prevailing party in the arbitration proceedings shall be awarded reasonable attorney fees, expert witness costs and expenses, and all other costs and expenses incurred directly or indirectly in connection with the proceedings, unless the arbitrator shall for good cause determine otherwise.

8. Advice of Counsel. EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

9. Miscellaneous. This Agreement shall be binding upon and shall inure to the benefit of the Company’s successors, transferees, and assigns. Any amendment to this Agreement must be in writing signed by Consultant and the Company. The Company and Consultant acknowledge that any amendment of this Agreement or any departure from the terms or conditions hereof with respect to Consultant’s consulting services for the Company is subject to the Company’s and Consultant’s prior written approval. There is no other agreement governing or affecting the subject matter hereof. All notices hereunder shall be deemed to have been given, if made in writing, when mailed, postage prepaid, to the parties at the addresses set forth above, or to such other addresses as a party shall specify to the other. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

10. Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be severed, and the remaining provisions of this Agreement shall continue in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first written above.

LEONARD TUCKER, LLC. (“Consultant”)

By:	/s/ LEONARD TUCKER
Name:	Leonard Tucker, CEO
Date:	January 26th, 2021

DIGITAL DEVELOPMENT PARTNERS, INC. (“Company”)

By:	/s/ FABIAN G. DENEAULT
Name:	Fabian G. Deneault, President
Date:	January 26th, 2021

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